Exhibit 99.(a)

DeGolyer and MacNaughton

5001 Spring Valley Road

Suite 800 East

Dallas, Texas 75244

APPRAISAL REPORT

as of

DECEMBER 31, 2008

on

CERTAIN INTERESTS

owned by

MESA OFFSHORE TRUST

prepared for

THE BANK of NEW YORK TRUST COMPANY, N.A.

DeGolyer and MacNaughton

5001 Spring Valley Road

Suite 800 East

Dallas, Texas 75244

APPRAISAL REPORT

as of

DECEMBER 31, 2008

on

CERTAIN INTERESTS

owned by

MESA OFFSHORE TRUST

prepared for

THE BANK of NEW YORK TRUST COMPANY, N.A.

FOREWORD

Scope of Investigation

This report presents an appraisal,as of December 31, 2008, of the estimates of the extent of the proved, probable, and possible crude oil, condensate, and natural gas reserves and the estimates of the value of the proved and proved-plus-probable reserves of royalty interests in certain properties owned by the Mesa Offshore Trust (MOST) located offshore from Louisiana and Texas in the Gulf of Mexico. Also presented are estimates of the extent only of the possible oil, condensate, and gas reserves. The Managing General Partner is Pioneer Natural Resources USA Inc. (PNR). This report was prepared at the request of The Bank of New York Trust Company, N.A. (Bank of New York), trustee for MOST.

Estimates of proved reserves presented in this report have been prepared in compliance with the regulations promulgated by the United States Securities and Exchange Commission (SEC). Estimates of probable and possible reserves presented in this report have been prepared in accordance with the Petroleum Resources Management System (PRMS) approved in March 2007 by the Society of Petroleum Engineers, the World Petroleum Council, the American Association of Petroleum Geologists, and the Society of Petroleum Evaluation Engineers. These reserves definitions are discussed in detail in the Definition of Reserves section of this report.

Reserves estimated in this report are expressed as gross and net reserves. Gross reserves are defined as the total estimated petroleum to be produced from these properties after December 31, 2008. Net reserves are defined as that portion of the gross reserves attributable to MOST’s interests after deducting royalties and interests owned by others.

This report presents values that were estimated for proved and proved-plus-probable reserves using initial prices provided by Bank of New York and initial costs provided by PNR. Future price and cost assumptions were provided by Bank of New York. A detailed explanation of the price and cost assumptions used herein is included in the Valuation of Reserves section of this report.

Values are expressed in terms of estimated future gross revenue, future net revenue, and present worth. Future gross revenue is that revenue which will accrue from the production and sale of the estimated net reserves. Future net revenue is calculated by deducting estimated operating expenses and capital costs from the future gross revenue. Future income tax expenses were not taken into account in the preparation of these estimates. Present worth is defined as future net revenue discounted at a specified arbitrary discount rate compounded monthly over the expected period of realization. In this report, present worth values using a nominal discount rate of 10 percent are reported in detail and values using nominal discount rates of 5, 15, 20, and 25 percent are reported as totals in the appendix to this report.

Estimates of oil, condensate, and gas reserves and future net revenue should be regarded only as estimates that may change as further production history and additional information become available. Not only are such reserves and revenue estimates based on that information which is currently available, but such estimates are also subject to the uncertainties inherent in the application of judgmental factors in interpreting such information.

Authority

This report was authorized by Mr. Mike Ulrich, Vice President, Bank of New York.

Source of Information

Information used in the preparation of this report was obtained from PNR’s files on behalf of Bank of New York, from records on file with the appropriate regulatory agencies, and from public sources. In the preparation of this report we have relied, without independent verification, upon such information furnished by PNR and Bank of New York with respect to property interests, production from such properties, current costs of operation and development, current prices for production, the future plans for development of the properties, agreements relating to current and future operations and sale of production, and various other information and data that were accepted as represented. A field examination of the properties was not considered necessary for the purposes of this report.

DEFINITION of RESERVES

Petroleum reserves included in this report that are classified as proved are judged to be economically producible in future years from known reservoirs under existing economic and operating conditions and assuming continuation of current regulatory practices using conventional production methods and equipment. In the analyses of production-decline curves, reserves were estimated only to the limit of economic rates of production under existing economic and operating conditions using prices and costs as of the date the estimate is made, including consideration of changes in existing prices provided only by contractual arrangements but not including escalations based upon future conditions. Proved reserves classifications used in this report are in accordance with the reserves definitions of Rules 4—10(a) (1)—(13) of Regulation S—X of the SEC of the United States. The petroleum reserves are classified as follows:

Proved oil and gas reserves — Proved oil and gas reserves are the estimated quantities of crude oil, natural gas, and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions.

(i) Reservoirs are considered proved if economic producibility is supported by either actual production or conclusive formation test. The area of a reservoir considered proved includes (A) that portion delineated by drilling and defined by gas-oil and/or oil-water contacts, if any; and (B) the immediately adjoining portions not yet drilled, but which can be reasonably judged as economically productive on the basis of available geological and engineering data. In the absence of information on fluid contacts, the lowest known structural occurrence of hydrocarbons controls the lower proved limit of the reservoir.

(ii) Reserves which can be produced economically through application of improved recovery techniques (such as fluid injection) are included in the “proved” classification when successful testing by a pilot project, or the operation of an installed program in the reservoir, provides support for the engineering analysis on which the project or program was based.

(iii) Estimates of proved reserves do not include the following: (A) oil that may become available from known reservoirs but is classified separately as “indicated additional reserves”; (B) crude oil, natural gas, and natural gas liquids, the recovery of which is subject to reasonable doubt because of uncertainty as to geology, reservoir characteristics, or economic factors; (C) crude oil, natural gas, and natural gas liquids, that may occur in undrilled prospects; and (D) crude oil, natural gas, and natural gas liquids, that may be recovered from oil shales, coal, gilsonite, and other such sources.

Proved developed oil and gas reserves — Proved developed oil and gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Additional oil and gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery should be included as “proved developed reserves” only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.

Proved undeveloped reserves — Proved undeveloped oil and gas reserves are reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. Reserves on undrilled acreage shall be limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undrilled units can be claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation. Under no circumstances should estimates for proved undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual tests in the area and in the same reservoir.

The probable and possible reserves presented in this report have been prepared in accordance with the PRMS approved in March 2007 by the Society of Petroleum Engineers, the World Petroleum Council, the American Association of Petroleum Geologists, and the Society of Petroleum Evaluation Engineers. Probable and possible reserves are based on geoscience and/or engineering data similar to that used in estimates of proved reserves, but technical or other uncertainties preclude such reserves being classified as proved.

Probable Reserves — Probable reserves are those additional reserves which analysis of geoscience and engineering data indicate are less likely to be recovered than proved reserves but more certain to be recovered than possible reserves. It is equally likely that actual remaining quantities recovered will be greater than or less than the sum of the estimated proved plus probable reserves (2P). In this context, when probabilistic methods are used, there should be at least a 50-percent probability that the actual quantities recovered will equal or exceed the 2P estimate.

Possible Reserves — Possible reserves are those additional reserves which analysis of geoscience and engineering data suggest are less likely to be recoverable than probable reserves. The total quantities ultimately recovered from the project have a low probability to exceed the sum of proved plus probable plus possible reserves (3P), which is equivalent to the high estimate scenario. In this context, when probabilistic methods are used, there should be at least a 10-percent probability that the actual quantities recovered will equal or exceed the 3P estimate.

The extent to which probable and possible reserves ultimately may be recategorized as proved reserves is dependent upon future drilling, testing, and well performance. The degree of risk to be applied in evaluating probable and possible reserves is influenced by economic and technological factors as well as the time element. Probable and possible reserves in this report have not been adjusted in consideration of these additional risks to make them comparable to proved reserves.

ESTIMATION of RESERVES

Estimates of reserves were prepared by the use of standard geological and engineering methods generally accepted by the petroleum industry. The method or combination of methods used in the analysis of each reservoir was tempered by experience with similar reservoirs, stage of development, quality and completeness of basic data, and production history.

Where appropriate the volumetric method was used to estimate the original oil in place (OOIP) and original gas in place (OGIP). Structure maps were prepared to delineate each reservoir, and isopach maps were constructed to estimate reservoir volume. Electrical logs, radioactivity logs, core analyses, and other available data were used to prepare these maps as well as to estimate representative values for porosity and water saturation.

Estimates of ultimate recovery were obtained after applying recovery factors to OOIP or OGIP. These recovery factors were based on consideration of the type of energy inherent in the reservoirs, analyses of the petroleum, and the structural positions of the properties.

For depletion-type reservoirs or those whose performance disclosed a reliable decline in producing-rate trends or other diagnostic characteristics, reserves were estimated by the application of appropriate decline curves or other performance relationships. In the analyses of production-decline curves, reserves were estimated only to the limits of economic production based on current economic conditions.

The rates used for future oil, condensate, and gas production are estimated to be within the capacity of a well or reservoir to produce. Data available from wells drilled on the appraised properties through December 31, 2008, were used to prepare the estimates shown herein. Gross production through December 31, 2008, was deducted from the gross ultimate recovery to arrive at estimates of gross reserves.

Gas quantities estimated herein are expressed as sales gas at a temperature base of 60 degrees Fahrenheit (°F) and a pressure base of 14.73 pounds per square inch absolute (psia). Sales gas is defined as the total gas to be produced from the reservoirs, measured at the point of delivery, after reduction for fuel usage, flare, and shrinkage resulting from field separation and processing. Condensate reserves estimated herein are those to be obtained by normal separator recovery.

Estimates of the gross and net proved, probable, and possible reserves, as of December 31, 2008, of the properties appraised are presented as follows. Oil and condensate reserves are expressed in barrels (bbl) and gas reserves are expressed in thousands of cubic feet (Mcf).

	Oil and Condensate (bbl)	Sales Gas (Mcf)

Gross Reserves
Proved	79,016	3,034,618
Probable*	4,290	1,430,000
Possible*	12,270	4,090,000

Net Reserves
Proved	6,082	213,299
Probable*	193	64,350
Possible*	551	184,050

*      Probable and possible reserves have not been risk adjusted to make them comparable to proved reserves.

VALUATION of RESERVES

This report has been prepared using initial prices provided by Bank of New York and initial costs provided by PNR on behalf of Bank of New York. Future prices were estimated using guidelines established by the United States Securities and Exchange Commission (SEC) and the Financial Accounting Standards Board (FASB). In this report, values for proved and proved-plus-probable reserves were based on projections of estimated future production and revenue prepared for these properties with no risk adjustment applied to the probable reserves. Probable reserves involve substantially higher risks than proved reserves. Revenue values for proved-plus-probable reserves have not been adjusted to account for such risks; this adjustment would be necessary in order to make values for proved-plus-probable reserves comparable with values for proved reserves.

Oil and Condensate Prices

Initial oil and condensate prices furnished by Bank of New York are $44.60 per barrel and were held constant for the producing lives of the properties.

Natural Gas Prices

The natural gas prices furnished by Bank of New York varied from $5.71 to $5.84 per thousand cubic feet of gas and were held constant for the producing lives of the properties.

Operating Expenses and Capital Costs

The properties appraised are royalties. Therefore, no operating expenses are incurred.

The estimated future revenue to be derived from the production and sale of MOST’s net proved and proved-plus-probable reserves, as of December 31, 2008, under the economic assumptions furnished by Bank of New York is summarized as follows, expressed in dollars ($):

	Proved ($)	Proved plus Probable* ($)

Future Gross Revenue	1,493,534	1,878,033
Operating Expenses	0	0
Capital Costs	0	0
Future Net Revenue**	1,493,534	1,878,033
Present Worth at 10 Percent**	1,251,878	1,517,518

*	Values for probable reserves have not been risk adjusted to make them comparable to values for proved reserves.
**	Future income tax expenses were not taken into account in the preparation of these estimates.

The appendix bound with this report presents tabulations and projections of revenue from the proved and non-risk-adjusted proved-plus-probable reserves for the interests appraised. Also included are summaries of the probable and possible reserves.

In our opinion, the information relating to estimated proved reserves, estimated future net revenue from proved reserves, and present worth of estimated future net revenue from proved reserves of oil, condensate, and gas contained in this report has been prepared in accordance with Paragraphs 10—13, 15 and 30(a)—(b) of Statement of Financial Accounting Standards No. 69 (November 1982) of the FASB and Rules 4—10(a) (1)—(13) of Regulation S—X and Rule 302(b) of Regulation S—K of the SEC; provided, however, that (i) certain estimated data have not been provided with respect to changes in reserves information and (ii) future income tax expenses have not been taken into account in estimated the future net revenue and present worth values set forth herein. Other rules and regulations of the SEC contain specific provisions that prohibit the reporting of probable and possible reserves; therefore, the reporting and filing with the SEC of the probable or possible reserves and the values based on proved-plus-probable reserves contained herein would not be in conformity with such rules and regulations and should not, under any circumstances, be used or relied upon to meet the requirements thereof.

To the extent the above-enumerated rules, regulations, and statements require determinations of an accounting or legal nature or information beyond the scope of our report, we are necessarily unable to express an opinion as to whether the above-described information is in accordance therewith or sufficient therefor.

SUMMARY and CONCLUSIONS

Evaluated herein are royalty interests in certain properties owned by MOST located offshore from Louisiana and Texas in the Gulf of Mexico. Estimates of MOST’s net proved, probable, and possible reserves, as of December 31, 2008, of the properties appraised are presented as follows. Oil and condensate reserves are expressed in barrels (bbl) and gas reserves are expressed in thousands of cubic feet (Mcf).

	Proved	Probable*	Possible*

Net Oil and Condensate, bbl	6,082	193	551
Net Sales Gas, Mcf	213,299	64,350	184,050

*                 Probable and possible reserves have not been risk adjusted to make them comparable to proved reserves.

Estimated revenue and costs attributable to MOST’s interests in the proved and proved-plus-probable reserves, as of December 31, 2008, of the properties evaluated under the aforementioned assumptions concerning future prices and costs are summarized as follows, expressed in dollars ($):

	Proved ($)	Proved plus Probable* ($)

Future Gross Revenue	1,493,534	1,878,033
Operating Expenses	0	0
Capital Costs	0	0
Future Net Revenue**	1,493,534	1,878,033
Present Worth at 10 Percent**	1,251,878	1,517,518

*	Values for probable reserves have not been risk adjusted to make them comparable to values for proved reserves.
**	Future income tax expenses were not taken into account in the preparation of these estimates.

Gas quantities estimated herein are expressed at a temperature base of 60 °F and a pressure base of 14.73 psia.

Submitted,

DeGOLYER and MacNAUGHTON

SIGNED: March 10, 2009

/s/ Paul J. Szatkowski, P.E.
Paul J. Szatkowski, P.E.
Senior Vice President
DeGolyer and MacNaughton